Exhibit (a)(2)(i)

FOR IMMEDIATE RELEASE
CONTACTS:
SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM ANNOUNCES LIQUIDATION OF PUTNAM CALIFORNIA INVESTMENT
GRADE MUNICIPAL TRUST

BOSTON, Massachusetts (March 19, 2007) -- The Board of Trustees of the Putnam Funds announced today the approval of a plan of liquidation and termination of Putnam California Investment Grade Municipal Trust (AMEX: PCA).

The Board had previously announced its approval in principle of a merger of the Fund into Putnam California Tax Exempt Income Fund, an open-end fund also managed by Putnam Investments, and had recommended that shareholders of the Fund reject a tender offer by the Mildred B. Horejsi Trust (the “Horejsi Trust”), initially announced on January 22, 2007, to purchase common shares of the Fund. The Board has reviewed the most recent amendment to the Horejsi Trust’s tender offer, including its representations that approximately 20% of the Fund’s outstanding shares have been tendered to the Horejsi Trust and that the Horejsi Trust intends to vote against the merger proposal. In light of the fact that the proposed merger would require the affirmative vote of a majority of the Fund’s outstanding common shares, the Board believes that it is no longer practical to pursue the merger. After careful consideration of the circumstances and all available alternatives, the Board determined that the immediate liquidation of the Fund is in the best interests of all shareholders.

The plan of liquidation and termination approved by the Board includes the following steps:

· Orderly liquidation. The Fund will promptly commence the orderly liquidation of its investment portfolio and other assets in accordance with the plan of liquidation and termination, and will pay or otherwise provide for all debts, expenses, liabilities and anticipated liabilities of the Fund.

· Record date. The Fund has fixed the close of business on March 26, 2007 as the record date for determining the shareholders entitled to receive liquidating distributions. As of that time, the share transfer books of the Fund will be closed, and trading of the Fund's shares on the American Stock Exchange will be suspended.

Exhibit (a)(2)(i)

· Liquidating distributions. In accordance with its Bylaws, the Fund will pay to preferred shareholders the amount of the liquidation preference on their shares, plus all accumulated dividends. The remaining assets of the Fund (after the Fund's debts, expenses, liabilities and anticipated liabilities have been paid or otherwise provided for) will subsequently be distributed to the common shareholders in one or more distributions pro rata according to the number of shares held as of the record date. The Fund anticipates that liquidating distributions to common shareholders will be paid during the month of April.

· Investment in open-end Putnam Funds. Common shareholders of the Fund will be provided an opportunity to invest all or a portion of their liquidating distributions in Class A shares of other Putnam Funds at net asset value, without paying an initial sales load.

· Liquidation costs. Costs associated with the liquidation will be paid by the Fund.

The Fund intends to provide additional information regarding the plan of liquidation and termination of the Fund in a mailing to shareholders.

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In connection with the Horejsi Trust’s tender offer, the Fund has previously filed a Solicitation/Recommendation Statement on Schedule 14D-9, as well as amendments thereto, with the Securities and Exchange Commission, which contains important information about the tender offer. In view of the liquidation announced today, the Fund is making no further recommendation with respect to such tender offer.